Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

KMG America Corporation

(a Virginia Stock Corporation)

ARTICLE I

NAME

The name of the Corporation is KMG America Corporation.

ARTICLE II

PURPOSES

The purpose for which the Corporation is organized is the transaction of any or all lawful business not required to be specifically stated in these Articles of Incorporation for which corporations may be incorporated under the Virginia Stock Corporation Act (the “Act”).

ARTICLE III

SHARES

The total number of shares which the Corporation is authorized to issue is 1000 common shares, par value of $0.01 per share. The common shares shall have one vote per share, shall have all voting power of the Corporation, shall be entitled to receive the net assets of the Corporation upon dissolution and shall be without distinction as to powers, preferences and rights.

ARTICLE IV

NUMBER OF DIRECTORS; DISTRIBUTIONS; REDEMPTIONS

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, its Board of Directors. The number of directors shall be shall be fixed by, or in accordance with, the By-Laws of the Corporation.

The Board of Directors of the Corporation, to the extent not prohibited by law, shall have the power to cause the Corporation to repurchase its own shares and shall have the power to make distributions, from time to time, to the Corporation's shareholders.

ARTICLE V

DIRECTORS

The number of directors constituting the Board of Directors is three and the names and addresses of the persons who are to serve as directors are as follows, such persons to serve until the first annual meeting of the shareholders and until their successors in office are elected and shall qualify:

Micheal B. McCallister	500 W. Main St., Louisville, KY 40202;
James E. Murray	500 W. Main St., Louisville, KY 40202; and
James H. Bloem	500 W. Main St., Louisville, KY 40202.

ARTICLE VI

REGISTERED OFFICE; REGISTERED AGENT

The address of the registered office of the Corporation is 11 South 12th Street, P.O. Box 1463, Richmond, Virginia 23218 and the name of the registered agent at that address is Corporation Service Company, which is a foreign stock corporation authorized to transact business in the Commonwealth of Virginia. The registered office is physically located in the City of Richmond.

ARTICLE VII

PRINCIPAL OFFICE

The address of the principal office of the Corporation is 500 W. Main St., Louisville, KY 40202.

ARTICLE VIII

LIMIT ON LIABILITY AND INDEMNIFICATION

Section 1.        For purposes of this Article VIII the following definitions shall apply:

(a)	“applicant” means the person seeking indemnification pursuant to this Article VIII;

(b)	“Corporation” means this corporation and any predecessor entity;

(c)       “expenses” includes counsel fees, expert witness fees, and costs of investigation, litigation and appeal, as well as any amounts expended in asserting a claim for indemnification;

(d)       “liability” means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding;

(e)       “party” includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(f)        “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 2.        Limit on Liability. In any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence, or course of conduct, whether prior or subsequent to the effective date of this Article VIII, except for liability resulting from such person's having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Section 3.        Indemnification. The Corporation shall indemnify (i) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, by reason of the fact that he is or was a director or officer of the Corporation, or (ii) any director or officer who is or was serving at the request of the Corporation as a director, trustee, partner, member or officer of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan, or other enterprise, against any liability incurred by him in connection with such proceeding if, with respect to clause (i) and (ii), he believed his conduct in question was in the best interests of the Corporation and he was acting on behalf of the Corporation or performing services for the Corporation unless he engaged in willful misconduct or a knowing violation of the criminal law. A person is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

Section 4.        Application; Amendment. The provisions of this Article VIII shall be applicable to all proceedings commenced after the adoption hereof by the Corporation, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article VIII shall have any effect on the rights provided under this Article with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to make any indemnity under this Article VIII and shall promptly pay or reimburse all reasonable expenses, including attorneys' fees, incurred by any such indemnified person in connection with such actions and determinations or proceedings of any kind arising therefrom.

Section 5.        No Presumption. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in Section 2 or Section 3 of this Article VIII.

Section 6.        Indemnification Determination. Any indemnification under Section 3 of this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 3.

The determination shall be made:

(a)       By the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(b)       If a quorum cannot be obtained under subsection (a) of this Section 6, by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(c)       By special legal counsel:

(1)       Selected by the Board of Directors or its committee in the manner prescribed in subsection (a) or (b) of this Section 6; or

(2)       If a quorum of the Board of Directors cannot be obtained under subsection (a) of this Section 6 and a committee cannot be designated under subsection (b) of this Section 6, selected by majority vote of the full Board of Directors, in which selection directors who are parties may participate; or

(d)       By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under subsection (c) of this Section 6 to select counsel.

Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article VIII shall be made by special legal counsel agreed upon by the Board of Directors and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel, the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel.

Section 7.        Expense Reimbursement.

(a)       The Corporation shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under Section 6 of this Article VIII if a determination is made by those entitled to make a determination under Section 6 hereof that the facts then known to them would not preclude indemnification and the applicant furnishes the Corporation:

(1)       a written statement of his good faith belief that he has met the standard of conduct described in Section 3 of this Article VIII; and

(2)       a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet such standard of conduct; provided, however, that this Section 7 shall apply only if the action was initiated by a third party who is not a shareholder of the Corporation or if the action was initiated by a shareholder and such advance is approved by a court of competent jurisdiction.

(b)       The undertaking required by paragraph (a)(2) of subsection (a) of this Section 7 shall be an unlimited general obligation of the applicant but need not be secured and may be accepted without reference to financial ability to make repayment.

(c)       Authorizations of payments under this Section 7 shall be made by the persons specified in Section 7.6 of this Article VIII.

Section 8.        Indemnification of Others. The Board of Directors is hereby empowered, by majority vote of a quorum consisting of disinterested directors, to cause the Corporation to indemnify or contract to indemnify any person not specified in Section 2 or Section 3 of this Article VIII who was, is or may become a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in Section 3 of this Article VIII. The provisions of Section 4 through Section 7 of this Article VIII shall be applicable to any indemnification provided pursuant to this Section 8.

Section 9.        Insurance. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article VIII and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article VIII.

Section 10.      Miscellaneous. Every reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators. The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article VIII on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article VIII. Such rights shall not prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of

Directors (whether or not any of the directors of the Corporation shall be a party to or beneficiary of any such agreements, bylaws, or arrangements); provided, however, that any provision of such agreements, bylaws, or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article VIII or applicable laws of the Commonwealth of Virginia.

ARTICLE IX

SEVERABILITY OF PROVISIONS

If any provision of these Articles of Incorporation or its application to any person or circumstances is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of these Articles of Incorporation that can be given effect without the invalid provision or application, and to this end the provisions of these Articles of Incorporation are severable.